SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Auto Logistics Inc.
_____________________________________________________________
(Name of Issuer)

Common Stock
_____________________________________________________________
(Title of Class of Securities)

16936J 103
_____________________________________________________________
(CUSIP Number)

Bright Praise Enterprises Limited
No. 87 No. 8 Coastal Way, Floor 2, Construction Bank, FTZ
Tianjin Province, The People’s Republic of China
Attention: Tong Shiping
Tel: (86) 22-2576-2771
_____________________________________________________________
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2011
_____________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or Rule 13d-1(g), check the following box

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16936J 103
1		NAME OF REPORTING PERSONS	Bright Praise Enterprises Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions)	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION	British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER	9,888,840
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	0
THE REPORTING	9	SOLE DISPOSITIVE POWER	9,888,840
PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON	9,888,840
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	44.62%
14		TYPE OF REPORTING PERSON (see instructions)	OO

CUSIP No. 16936J 103
1		NAME OF REPORTING PERSONS	Choi Chun Leung Robert
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions)	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION	Hong Kong
NUMBER OF SHARES	7	SOLE VOTING POWER	9,888,840*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	0
THE REPORTING	9	SOLE DISPOSITIVE POWER	9,888,840*
PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON	9,888,840*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	44.62%
14		TYPE OF REPORTING PERSON (see instructions)	IN

*Through his position as the sole director and shareholder of Bright Praise Enterprises Limited, Mr. Choi Chun Leung Robert has the power to dispose or direct the disposition of the 9,888,840 shares of Common Stock held by Bright Praise Enterprises Limited. As a result, Mr. Choi Chun Leung Robert may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of the Common Stock of China Auto Logistics Inc.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 10, 2008 (the “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 5. Interest In Securities Of The Issuer.

Item 5 is hereby deleted and restated as follows:

(a)	See Items 11 and 13 of the cover pages to this Amendment for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)
See Items 7 through 10 of the cover pages to this Amendment for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole power to dispose or to direct the disposition or shared power to dispose or direct the disposition.

(c)	On June 10, 2011, Bright Praise Enterprises Limited effected distributions of Common Stock as follows:

Number of shares	Distributee
724,464 shares	Tourmaline Evolution Co., Limited
724,464 shares	Stone Technologies Co., Limited
362,232 shares	Easy Fame Asia Investment Limited

Prior to these distributions, the distributees listed above held economic interests in the shares held by Bright Praise in trust.  These distributions resulted in the distributees now having beneficial ownership in their respective shares.

(d)
Ms. Cheng Weihong, an officer of the Issuer, and her husband, Mr. Tong Shiping, the Chief Executive Officer of the Issuer, have the right to receive the proceeds from any sale of the remaining 9,888,840 shares of Common Stock held by Bright Praise.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the following:

Bright Praise Enterprises Limited originally held 10,000 shares of Ever Auspicious International Limited, a wholly-owned subsidiary of the Issuer, as trustee for the benefit of Ms. Cheng Weihong.  As a result of the transaction reflected in the Share Exchange Agreement attached as Exhibit 2 to the Schedule 13D, these shares were exchanged for shares  of Common Stock of the Issuer.  As of the date of this Amendment, Bright Praise Enterprises Limited holds 9,888,840 shares of Common Stock as trustee for the benefit of Ms. Cheng Weihong and Mr. Tong Shiping.

Item 7. Material to be Filed As Exhibits.

Item 7 is hereby supplemented with the following:

Exhibit 3               Joint Filing Agreement, dated November 11, 2011

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 11, 2011

BRIGHT PRAISE ENTERPRISES LIMITED

	By:	/s/ Robert Choi
	Name:	Choi Chun Leung Robert
	Title:	Director

s/ Robert Choi
Choi Chun Leung Robert

Exhibit 3

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock of China Auto Logistics Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of November, 2011.

Date: November 11, 2011

BRIGHT PRAISE ENTERPRISES LIMITED

	By:	/s/ Robert Choi
	Name:	Choi Chun Leung Robert
	Title:	Director

s/ Robert Choi
Choi Chun Leung Robert